

18006312

...SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing

Section

MAR 05 2018

408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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| Expires: | May 31, 2017 |
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**SEC FILE NUMBER**

8- 00346 *yw*

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YYY                MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAGE WILEY & CO., INC.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

120 KING STREET

(No. and Street)

| NORTHAMPTON | MA | 01060 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MILNE              413-584-9121

(Area Code – Telephone Number)

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

| 11 VANDERBILT AVENUE SUITE 220 | NORWOOD | MA | 02062 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

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FOR OFFICAL USE ONLY

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*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

E√13.

# OATH OR AFFIRMATION

I, CHRISTOPHER MILNE _____ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE WILEY & CO., INC. _____ , as of DECEMBER 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# GAGE - WILEY & COMPANY, INC.

# FINANCIAL STATEMENTS

# DECEMBER 31, 2017

# LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800  Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Gage - Wiley & Company, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gage - Wiley & Company, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gage - Wiley & Company, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Gage - Wiley & Company, Inc.'s management. Our responsibility is to express an opinion on Gage - Wiley & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gage - Wiley & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The computation of net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Gage - Wiley & Company, Inc.'s financial statements. The supplemental information is the responsibility of Gage-Wiley & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Gage - Wiley & Company, Inc.'s auditor since 1996.

Norwood, Massachusetts

February 22, 2018

# GAGE - WILEY & COMPANY, INC.
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2017

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 246,700 |
| Deposit with clearing organization | | 44,050 |
| Receivable from broker-dealers and clearing organizations | | 72,096 |
| Other assets | | 283,530 |
| | $ | 646,376 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

| | | |
|---|---|---:|
| Income taxes payable | $ | 7,000 |
| Accounts payable, accrued expenses, and other liabilities | | 202,269 |
| | | 209,269 |

Stockholders' equity:

Preferred stock

| | |
|---|---:|
| Series A, 100 shares authorized, 5 shares issued and outstanding | |
| $.01 par value, nonvoting | 25,000 |
| Series B, 100 shares authorized, 10 shares issued and outstanding | |
| $.01 par value, nonvoting | 50,000 |
| Common stock | |
| Class A, 3,000 shares authorized, 504 shares issued and outstanding | |
| $.01 par value, voting | 5 |
| Class B, 2,000 shares authorized, 496 shares issued and outstanding | |
| $.01 par value, voting | 5 |
| Additional paid-in capital | 249,990 |
| Retained earnings | 272,413 |
| | |
| Less Treasury common stock at cost, Class B, 496 shares, | |
| $.01 par value, voting | (142,000) |
| Less Treasury preferred stock at cost, Class A, 5 shares, | |
| $.01 par value, nonvoting | (18,306) |
| Total stockholders' equity | 437,107 |
| | |
| | $   646,376 |

The accompanying notes are an integral part of these financial statements.

## GAGE - WILEY & COMPANY, INC.
## STATEMENT OF INCOME
### For the Year Ended December 31, 2017

Revenues:

| | |
|---|---|
| Commissions | $ 470,971 |
| Mutual Fund and 12b1 fees | 831,241 |
| Management fees | 2,025,000 |
| Interest | 7,740 |
| Other client income | 241,312 |
| | 3,576,264 |

Expenses:

| | |
|---|---|
| Employee compensation and benefits | 1,722,350 |
| Owner compensation and benefits | 780,688 |
| Floor brokerage, exchange and clearance fees | 83,499 |
| Communications and data processing | 134,242 |
| Occupancy and equipment rentals | 215,791 |
| Other expenses | 609,560 |
| | 3,546,130 |

| | |
|---|---|
| Income before income taxes | 30,134 |
| Income taxes | 7,000 |
| Net Income | $ 23,134 |

The accompanying notes are an integral part of these financial statements.

# GAGE - WILEY & COMPANY, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### For the Year Ended December 31, 2017

| | Preferred Stock | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance, January 1, 2017 | $ 75,000 | $ 10 | $ 249,990 | $ 249,279 | $(160,306) | $ 413,973 |
| Net Income | - | - | - | 23,134 | - | 23,134 |
| Balance, December 31, 2017 | $ 75,000 | $ 10 | $ 249,990 | $ 272,413 | $(160,306) | $ 437,107 |

The accompanying notes are an integral part of these financial statements.

## GAGE - WILEY & COMPANY, INC.
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 23,134 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities | | |
| Depreciation and amortization | | 3,766 |
| Changes in assets and liabilities: | | |
| Increase in Deposits with clearing organization | | (772) |
| Increase in Receivable from broker-dealers and clearing organizations | | (6,061) |
| Increase in Other assets | | (10,093) |
| Incease in Income taxes payable | | 7,000 |
| Decrease in Accounts payable, accrued expenses | | (127,049) |
| Total adjustments | | (133,209) |
| | | |
| Net cash used for operating activities | | (110,075) |
| | | |
| Cash flows used for investing activities | | |
| Purchase of Equipment | | (3,766) |
| | | |
| Cash flows from financing activities | | |
| None | | - |
| | | |
| Net decrease in cash | | (113,841) |
| | | |
| Cash, beginning of year | | 360,541 |
| | | |
| Cash, end of year | $ | 246,700 |

| | | |
|---|---|---:|
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for: | | |
| Income taxes | $ | 0 |
| Interest | $ | 0 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

The Company was organized as a Delaware corporation on December 29, 1986. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company processes mutual fund transactions in its customers' names.

### Securities Transactions

Customers' securities transactions are recorded on the trade date. The related commission revenue and expenses are also recorded on the accrual basis using the trade date.

### Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over thirty nine years, computer equipment and furniture fixtures, five years.

### Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The company files consolidated income tax returns with two related organizations; Gage-Wiley Group, Inc. and G.W.G. Insurance Company, Inc.

The company remains subject to examination for income tax returns for the years ending after December 31, 2013.

### Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

## NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 3 - RECEIVABLE FROM BROKER- DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2017 consist of the following:

| | |
|---|---|
| Fees and commissions receivable | $72,096 |

## NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2017 major classes of property and equipment consisted of the following:

| | |
|---|---|
| Computer equipment | $232,705 |
| Furniture and fixtures | 177,050 |
| Leasehold improvements | 155,197 |
| | 564,952 |
| | |
| Less: Accumulated depreciation | 564,952 |
| | $ 0 |

Depreciation expense for 2017 was $3,766

## NOTE 5 - RELATED-PARTY TRANSACTIONS

Gage-Wiley Group, Inc., an affiliated entity, owns 10 shares of the Company's Series B preferred stock.

The Company charged Gage-Wiley Group, Inc. $2,025,000 for management services during 2017. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2017 the Company owed $20,280 to this affiliate. Since this entity is under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

## NOTE 5 -   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company leases its operating facility from a stockholder, as a tenant at will.  The Company is also responsible for insurance, taxes, utilities, repairs and maintenance for the above operating lease.  Since there is common control, operating results or financial position of the company could differ significantly from those that would have been obtained if the entities were autonomous.

Rent expense for 2017 was $167,250

The president of the company has been advanced $202,046 as of December 31, 2017.  Interest on this loan is at 3%.  There is no specified repayment terms for this loan.

## NOTE 6 –   OPERATING LEASES

The Company leases additional office space at the rate of $1,610 per month.  The lease is at a tenant at will.
Rent expense for 2017 was $19,320.

## NOTE 7 -   INCOME TAXES

The company files consolidated income tax returns with related organizations. Upon consolidation, the losses sustained and recognized by this organization will be offset by taxable income from the other companies.

Income tax expense (benefit) consisted of the following:

|  |  |  |
|---|---|---|
| Federal | $ | 4,000 |
| State | | 3,000 |
| | $ | 7,000 |

## NOTE 8-    NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017 the Company had net capital of $152,696, which was $52,696 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.37 to 1.

## NOTE 9 -    EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements, with funding based upon employee contributions. The total profit sharing plan expense for 2017 was $53,599.

## NOTE 10 -    BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

## NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

## NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2017, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

## NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2018, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

# GAGE - WILEY & COMPANY, INC.

# SUPPLEMENTARY SCHEDULES

# DECEMBER 31, 2017

# GAGE - WILEY & COMPANY, INC.
## COMPUTATION OF NET CAPITAL REQUIREMENT
## AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2017

| | | |
|---|---|---:|
| Computation of net capital | | |
| Total stockholders' equity | $ | 437,107 |
| Adjustments | | |
| Nonallowable assets | | |
| Other assets | | (283,530) |
| Tentative net capital | | 153,577 |
| Haircuts | | (881) |
| | | |
| Net capital | $ | 152,696 |
| | | |
| Computation of aggregate indebtedness | | |
| Income taxes payable | $ | 7,000 |
| Accounts payable, accrued expenses | | 202,269 |
| | | |
| Aggregate indebtedness | $ | 209,269 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 1.37 to 1 |
| | | |
| Net capital requirement, the greater of 6-2/3% of aggregate | | |
| indebtedness or minimum requirement of $100,000 | $ | 100,000 |
| | | |
| Reconciliation between audited and unaudited computation of net capital: | | |
| Net capital as reported in the Company's | | |
| Part IIA (unaudited), Focus Report | $ | 258,778 |
| Net audit adjustments | | (95,732) |
| Increase in non-allowables and haircuts | | (10,350) |
| Net capital per above | $ | 152,696 |

See Report of Independent Registered
Public Accounting Firm

SCHEDULE II

**GAGE - WILEY & COMPANY, INC.**

**COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION
OR CONROL DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALERS UNDER RULE 15C3-3 OF THE SECURITIES
EXCHANGE ACT OF 1034**

**DECEMBER 31, 2017**

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

# LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800  Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm

Board of Directors of
Gage - Wiley & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gage - Wiley & Company, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Gage - Wiley & Company, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Gage - Wiley & Company, Inc. stated that Gage - Wiley & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gage - Wiley & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gage - Wiley & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

_Larry Liberfarb, P.C._

Norwood, Massachusetts
February 22, 2018

**GAGE - WILEY & COMPANY, INC.**

**EXEMPTION REPORT**
**REQUIREMENT FOR BROKER\DEALERS UNDER**
**RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

**DECEMBER 31, 2017**

Gage-Wiley & Company Inc. is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1034. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2017.

Christopher B. Milne, President